June 19, 2011

Tianfu Investments Limited

Offices of Offshore Incorporations (Cayman) Limited
Scotia Centre
4th Floor, P.O. Box 2804
George Town, Grand Cayman KY1-1112
Cayman Islands
Attn:     Tianfu Yang

Re:          Abax Commitment Letter

Ladies and Gentlemen:

This letter agreement sets forth the commitment of each of the undersigned (the “Investors”) on a several and not joint or joint and several basis, subject to (i) the terms and conditions contained herein, (ii) the terms and conditions contained in an agreement and plan of merger (the “Merger Agreement”) to be entered into by and among Tech Full Electric Company Limited, a Cayman Islands exempted company with limited liability (“Parent”), Tech Full Electric Acquisition, Inc., a Nevada corporation, all of the outstanding shares of which are owned by Parent (“Merger Sub”), and Harbin Electric, Inc., a Nevada corporation (the “Company”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”), and (iii) the terms and conditions contained in a definitive subscription agreement to be entered into by and between Tianfu Investments Limited, a Cayman Islands exempted company with limited liability and the parent company of Parent (“Holdco”), on the one side, and affiliates of the Investors, on the other side.  This letter agreement is the “Abax Commitment Letter” under and defined in the Merger Agreement.  Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Merger Agreement.

1.             Commitment.   The Investors hereby commit, subject to the terms and conditions set forth herein, to cause certain of the funds and/or entities that they manage or advise (collectively, the “Funds”) to, severally but not jointly nor jointly and severally, purchase ordinary shares of Holdco at or immediately prior to the Effective Time for an aggregate cash purchase price in immediately available funds equal to US$38.8 million (such sum, the “Commitment”), which will be (i) contributed by Holdco to Parent in exchange for ordinary shares of Parent and (ii) applied by Parent to (x) fund a portion of the Payment Fund and any other amounts required to be paid by Parent to consummate the Merger pursuant to the Merger Agreement and (y) pay related fees and expenses incurred by Parent pursuant to the Merger Agreement.  The Investors agree to fully allocate the Commitment among the Funds prior to the Effective Date.  Notwithstanding anything to the contrary contained herein, the Funds shall not, under any circumstances, be obligated to contribute more than the Commitment to Holdco.  In the event Parent does not require the full amount of the Commitment in order to consummate the Merger, the amount to be funded under this letter agreement shall, unless otherwise agreed in writing by the Investors, be reduced by Holdco to the level sufficient to, in combination with the other financing arrangements contemplated by the Merger Agreement, fully fund the Payment Fund and pay related fees and expenses incurred by Parent pursuant to the Merger Agreement.

2.             Conditions to Commitment.  The Commitment shall be subject to the satisfaction, or waiver by Holdco, of each of the conditions to Holdco’s, Parent’s and the Merger Sub’s obligations to effect the Merger set forth in Section 6.1 and Section 6.3 of the Merger Agreement as in effect from time to time, but without giving effect to any waiver or amendment thereof or any consent thereunder that would be materially adverse to the Investors  (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

3.             Termination.  The obligation of the Investors to cause the Funds to fund the Commitment will terminate automatically and immediately to the extent described below upon the earliest to occur of (i) the Effective Time following the consummation of the Merger in accordance with the terms of the Merger Agreement, at which time the obligation will be discharged but subject to the performance of such obligation, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the Funding of the Commitment, and (iv) sixty (60) days following the Termination Date, unless Holdco has commenced enforcement actions against the Investors and/or the Funds by such date.  Upon termination of this letter agreement, the Investors shall not have any further obligations or liabilities hereunder.

4.             Confidentiality.  This letter agreement shall be treated as confidential and is being provided to Holdco solely in connection with the Merger.  Unless required by applicable laws, regulations or rules (including rules promulgated by either the U.S. Securities and Exchange Commission or the NASDAQ Stock Exchange), this letter agreement may not be used, circulated, quoted or otherwise referred to in any document, except the Merger Agreement or otherwise with the written consent of the Investors.  Notwithstanding the foregoing, a copy of this letter agreement may be provided to the Company if the Company agrees to treat this letter agreement as confidential.  If provided to the Company, the Company may disclose the existence and content of this letter agreement (i) to its affiliates and representatives who need to know the existence of this letter agreement and are subject to confidentiality obligations; (ii) to the extent required by applicable law; and (iii) in connection with any litigation relating to the Merger, the Merger Agreement, and the transactions contemplated thereby as permitted by or provided for in the Merger Agreement.

5.             No Modification.  Neither this letter agreement nor any provision hereof may be amended, modified, supplemented, terminated or waived except by an agreement in writing signed by the Investors and Holdco.  No transfer of any rights or obligations hereunder shall be permitted without the consent of Holdco and the Investors.

6.             Third Party Beneficiaries. This letter agreement shall inure to the benefit of and be binding upon Holdco and the Investors. Nothing in this letter agreement, express or implied, is intended to, nor does it, confer upon any person (other than Holdco and the Investors) any rights or remedies under, or by reason of, or any rights (i) to enforce the Commitment or any provisions of this letter agreement or (ii) to confer upon any person any rights or remedies against any person other than the Investors under or by reason of this letter agreement. Without limiting the foregoing, this letter agreement may only be enforced by Holdco. In no event shall any of Holdco’s creditors or any other person have any right to enforce this letter agreement.

7.             Governing Law.  This letter agreement shall be governed by and construed under the laws of the State of New York, without giving effect to any choice of law or other conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.  The parties hereto hereby (i) submit to the exclusive jurisdiction of any state court sitting in New York City or any federal court sitting in the Southern District of New York for the purpose of any action arising out of or relating to this letter agreement brought by any party hereto and (ii) irrevocably waive, in any such action, any claim of improper venue or any claim that such courts are an inconvenient forum.

8.             Counterparts.  This letter agreement may be executed in counterparts and by facsimile, each of which, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

9.             Warranties.  The Investors hereby represent and warrant that they have the requisite authority to enter into agreements, bind, commit and make investment decisions on behalf of the Funds.  In addition, each of the Investors severally, but not jointly or jointly and severally, represents and warrants with respect to itself to Holdco that (i) it has all requisite corporate or similar power and authority to execute, deliver and perform this letter agreement; (ii) the execution, delivery and performance of this letter agreement by the Investor has been duly and validly authorized and approved by all necessary corporate or other organizational action by it; (iii) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity; (iv) for so long as this letter agreement shall remain in effect in accordance with its terms, the Funds shall have the cash on hand and/or capital commitments required to fund the Commitment; (v) the amount of the Commitment is less than the maximum cumulative amount permitted to be invested collectively by the Funds in any one portfolio investment pursuant to the terms of their respective constituent documents; (vi) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental entity necessary for the due execution, delivery and performance of this letter agreement by the Investor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental entity is required in connection with the execution, delivery or performance of this letter agreement; and (vii) the execution, delivery and performance by the Investor of this letter agreement do not (x) violate the organizational documents of the Investor or any Fund managed or advised by the Investor, (y) violate any applicable law binding on the Investor, any Fund managed or advised by the Investor or the assets of any them or (z) conflict with any material agreement binding on the Investor or any Fund managed or advised by the Investor.

10.             No Recourse.  Notwithstanding anything that may be expressed or implied in this letter agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this letter agreement, Holdco covenants, agrees and acknowledges that no person (other than the Investors and the Funds) has any obligation hereunder and that, notwithstanding that the Investors and/or certain investment managers, managers or general partners of the Investors or their affiliates may be partnerships or limited liability companies, Holdco has no right of recovery under this letter agreement, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, affiliates (other than the Investors and Funds) including, for the avoidance of doubt, members, managers or general or limited partners of the Investors, Merger Sub, Parent or Holdco, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate (other than the Investors) or agent of any of the foregoing (collectively, each of the foregoing but not including the Investors, the Funds, Holdco or their respective assignees themselves, a “Non-Recourse Party”), through Holdco or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company, Parent or Holdco against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise.

11.             Notices.  Any notice, request, instruction or other communication required or permitted hereunder shall be in writing and delivered personally, sent by reputable overnight courier service (charges paid by sender), sent by registered or certified mail (postage prepaid), or sent by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; one business day after being sent, if sent by reputable overnight courier service; at the time receipted for (or refused) on the return receipt, if sent by registered or certified mail; and at the time when confirmation of successful transmission is received by the sending facsimile machine, if sent by facsimile:

in the case of Holdco:

c/o Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu,
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu,
Harbin,
People’s Republic of China 150060
Fax No: +86 (451) 8611 6769
Attention: Mr. Tianfu Yang

in the case of Investors:

c/o Abax Global Capital (Hong Kong) Limited
Suite 6708, 67/F, Two International Finance Centre
8 Finance Street
Central, Hong Kong
Fax No:  +852 3602 1700
Attention: Donald Xiang Dong Yang

12.             WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF.

13.             Complete Agreement.  This letter agreement, together with the Guarantee and the applicable portions of the Merger Agreement, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all contemporaneous or prior agreements or understandings, both written and oral, between the parties with respect to the subject matter hereof.

14.             Severability.  Any term or provision of this letter agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter agreement in any other jurisdiction. If any provision of this letter agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

[Remainder of page intentionally left blank; signature page follows]

Very truly yours,

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:	/s/ Donald Xiang Dong Yang
	Name:	Donald Xiang Dong Yang
	Title:	Authorized Signatory

ABAX GLOBAL CAPITAL

By:	/s/ Donald Xiang Dong Yang
Name:	Donald Xiang Dong Yang
Title:	Authorized Signatory

Agreed to and acknowledged
as of the date first written above:

TIANFU INVESTMENTS LIMITED

By:	/s/ Tianfu Yang
	Name:	Tianfu Yang
	Title:	Director